FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 August 17, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: July Output Statement dated 17 August 2004




17 August 2004



BRITISH ENERGY plc - OUTPUT STATEMENT


A summary of net output from all of British Energy's power stations in July is given in the table below, together with comparative data for the previous financial year:-

                                       2003/04                                 2004/05
                              July            Year to Date           July            Year to Date
                        Output     Load     Output     Load     Output     Load     Output     Load
                         (TWh)    Factor     (TWh)    Factor     (TWh)    Factor     (TWh)    Factor
                                   (%)                 (%)                 (%)                 (%)
UK Nuclear               5.14       72       22.18      79       4.78       67       19.80      71
UK Other                 0.40       28       1.49       26       0.56       39       1.97       35



Planned Outages

  - A statutory outage continued on one unit at Torness.
  - Low load refuelling was carried out on both units at Hinkley Point B and Hunterston B.



Unplanned Outages

  - One unit at Dungeness was shutdown through out July to carry out repairs to the generator and returned to service on 6 August 2004.
  - One unit at Heysham 2 was shutdown on 5 July 2004 to carry out gas circulator inspections and returned to service on 13 August 2004.

Boilers

  - A statutory outage on one unit at Hartlepool was completed. However the unit has not returned to service pending potential work to be carried out to demonstrate the integrity of certain boilers.
  - One unit at Heysham 1 was shutdown pending work to demonstrate the integrity of certain boilers.


Nuclear Output Target

The Company recently announced its revised target of annual nuclear output in its statement dated 30 July 2004.



Contacts:


Andrew Dowler                    020 7831 3113        (Media Enquiries)
John Searles                     01355 26 2202        (Investor Relations)


Find this News Release on our web-site: www.british-energy.com


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  August 17, 2004                     BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations